UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.____ )

  GIFT LIQUIDATORS, INC.

(Name of Issuer)

  Common Stock, $0.01 par value per share

(Title of Class of Securities)

  37516R 10 9

(CUSIP Number)

  Jeffrey A. Rinde, Esq.
Hodgson Russ LLP
60 East 42nd Street, 37th Floor
New York, NY 10165
(212) 661-3535

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  September 29, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37516R 10 9

1.	Name of Reporting Person: David Mladen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,331,414

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,331,414

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,331,414

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.3%

14.	Type of Reporting Person (See Instructions): IN

Item 1.    Security and Issuer

     This Statement on Schedule 13D (the “Statement”) relates to shares of common stock, $0.01 par value per share (the “Common Stock”) of Gift Liquidators, Inc., an Oklahoma corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4020 Will Rogers Pkwy., Suite 700, Oklahoma City, Oklahoma 73108.

Item 2.    Identity and Background

     (a) This Statement is filed by Mr. David Mladen (“Mr. Mladen”). By his signature on this Statement, Mr. Mladen agrees that this Statement is filed on his behalf.

     Mr. Mladen is filing this Statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended (the “Act”), on his own behalf and not on behalf of any other party. Information with respect to Mr. Mladen, is given solely by Mr. Mladen.

     (b) Mr. Mladen’s business address is c/o White Knight Management, LLC, 270 Laurel St., 1st floor office, Hartford, CT 06119.

     (c) Mr. Mladen’s present principal occupation is as the President of White Knight Management, LLC, located at 270 Laurel St., 1st floor office, Hartford, CT 06119.

     (d) Mr. Mladen has not within the last five years been convicted in a criminal proceeding.

     (e) During the last five years, Mr. Mladen was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Mladen is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

     As of September 29, 2005 (the "Effective Date"), Mr. Mladen entered into a Common Stock Purchase Agreement with the Issuer's former Chief Executive Officer and director, and an additional stockholder of the Issuer, pursuant to which he purchased an aggregate of 506,414 shares of the Issuer’s Common Stock (collectively, the “Common Shares”), for an aggregate purchase price of $325,000. The Common Shares represented 28.6% of the Issuer's issued and outstanding Common Stock.

     In addition, as of the Effective Date, Mr. Mladen entered into a Preferred Stock Purchase Agreement with the Issuer pursuant to which he purchased 11,000 shares of the Issuer's Series A Preferred Stock (the "Preferred Shares"), for an aggregate purchase price of $10,000. Each of the Preferred Shares is convertible into 75 shares of the Issuer's Common Stock, at any time, at the option of Mr. Mladen, for no additional consideration.

     Assuming the conversion of 100% of the Preferred Shares, Mr. Mladen would have 825,000 additional shares of the Issuer's Common Stock. Therefore, by virtue of his purchase of the Common Shares and Preferred Shares, Mr. Mladen is deemed to have acquired 51.3% of the Issuer's voting securities.

     Mr. Mladen used his personal funds to purchase the Common Shares and Preferred Shares (collectively, the "Shares").

Item 4.    Purpose of Transaction

     In addition to Mr. Mladen's purchase of the Shares, as of the Effective Date, among other things, (i) all of the existing officers and directors of the Issuer resigned, (ii) Mr. Mladen was appointed as the Issuer's sole officer and director, and (iii) the Issuer sold all of its non-cash assets, including inventory. By virtue of Mr. Mladen's beneficial ownership of 51.3% of the Issuer's voting securities, and his simultaneous appointment as the Issuer's sole officer and director, a "change of control" of the Issuer is deemed to have taken place.

     Mr. Mladen plans to seek the acquisition of assets, property or businesses that may be beneficial to the Issuer and its stockholders. While Mr. Mladen has no specific contract, understanding or arrangement with respect to the foregoing, this may include: (i) the acquisition or disposition of additional securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) a change in the present board of directors or management of the Issuer, including a change in the number or term of directors, or the filling of existing vacancies on the board; (v) a material change in the present capitalization or dividend policy of the Issuer; (vi) another material change in the Issuer's business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto; or (viii) actions similar to any of the aforementioned actions.

     Other than as set forth above, Mr. Mladen does not have any plans or proposals that would relate to or result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than as herein disclosed;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

     The only interests in the securities of the Issuer which Mr. Mladen holds are the interests which have been described above in Items 3 and 4.

     As of the date hereof, the Issuer has 1,770,717 shares of Common Stock issued and outstanding.

     Assuming the conversion of 100% of the Preferred Shares, Mr. Mladen has (i) sole voting power and sole dispositive power over 1,331,414 shares of Common Stock of the Issuer, and (ii) shared voting power and dispositive power over no shares of Common Stock of the Issuer. As a result, Mr. Mladen controls approximately 51.3% of the Issuer’s outstanding Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as otherwise set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Mladen and any person with respect to any securities of the Issuer.

Item 7.    Materials to be Filed as Exhibits

     None

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2005

/s/ David Mladen
David Mladen